April 6, 2006

VIA EDGAR AND OVERNIGHT MAIL

Jay Webb, Reviewing Accountant

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	LTX Corporation

Form 10-K for the Year Ended July 31, 2005

Filed October 11, 2005

File No. 0-10761

Form 10-Q for the period ending January 31, 2006

Filed March 13, 2006

Ladies and Gentlemen:

As counsel for LTX Corporation (the “Company” or “LTX”), I submit by this letter the supplemental information the Staff has requested. We received the Staff’s comments regarding the Company’s Form 10-K for the fiscal year ended July 31, 2005, by letter dated February 28, 2006 from Jay Webb, Reviewing Accountant (the “First Comment Letter”). The Company’s responses to the Staff’s comments contained in the First Comment Letter were submitted to the Staff by letter dated March 10, 2006. We received the Staff’s additional comments by letter dated March 24, 2006 (the “Second Comment Letter”). The Company’s responses to the Staff’s comments contained in the Second Comment Letter are set forth below and each response is preceded by the SEC request to which the response relates, in italics.

Form 10-K for the fiscal year ended July 31, 2005

General

1.	We note your response to our Comment Letter of February 28, 2006. Your reply did not contain the requested statement acknowledging that

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

Jay Webb, Reviewing Accountant

April 6, 2006

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Please include an acknowledgement of the above statement in your response letter.

In response to this comment the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-Q for the Period Ending January 31, 2006

Notes to Financial Statements, page 6

Note 4 Reorganization Charges and Inventory Provisions, page 12

2.	We note during the three month period ended January 31, 2006 that LTX charged retained earnings $1.7 million related to United Kingdom prior period pension curtailments costs. Please tell us more about the nature and timing of the referenced prior period curtailment costs as well as how you were required to account for them. Also, tell us the periods to which the adjustment relates and support your assertion that the amount recorded is immaterial to prior period financial results. Finally, revise the filing to include all disclosures required by APB Opinion 20 or tell us how you comply with the disclosure requirements thereof. We may have further comments after reviewing your response.

During the first fiscal quarter of 2006 the Company began the process of restructuring its UK operations, including the shut down of its facilities and termination of employment of 8 of 11 employees. The shut down was completed during our second fiscal quarter of 2006 (quarter ending January 31, 2006).

During the second fiscal quarter of 2006 the Company began the process of evaluating the impact of these actions on the UK pension plan based upon the requirements of SFAS No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits (“SFAS No. 88”). The Company concluded that the termination of the 8 employees was probable in the first fiscal quarter of 2006 and a curtailment loss of $352,000 should have been recognized during that period. The Company concluded that the loss of $352,000 was not material to the first fiscal quarter of 2006 results. During the first fiscal quarter of 2006 the Company recorded a loss of approximately $8.4 million for

Jay Webb, Reviewing Accountant

April 6, 2006

the three months then ended and the impact of this charge would not have changed loss per share. Therefore, the Company recorded this as a charge in the second fiscal quarter of 2006 and disclosed this amount in Note 4 to the Consolidated Financial Statements. In addition to the quantitative criteria noted above, the Company considered the qualitative factors of SAB No. 99, Materiality, as follows:

•	whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate – the misstatement arose from an item capable of precise measurement.

•	whether the misstatement masks a change in earnings or other trends – not applicable as the periods in question both showed losses and this error does not impact trends.

•	whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise – not applicable as recording this charge during the first fiscal quarter of 2006 would not have caused us to fail to meet analysts’ consensus earnings for the period as the consensus estimate was at or close to break even and the Company reported a loss of $0.14 per share.

•	whether the misstatement changes a loss into income or vice versa – not applicable as the Company reported a loss of $8.4 million for the first fiscal quarter of 2006.

•	whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability – not applicable as the Company has only one reporting segment.

•	whether the misstatement affects the registrant’s compliance with regulatory requirements – not applicable.

•	whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements – the misstatement had no impact on the Company’s compliance with its loan convenants or other contractual requirements.

•	whether the misstatement has the effect of increasing management’s compensation for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation – the misstatement did not trigger any bonus awards or vesting of stock based compensation awards.

•	whether the misstatement involves concealment of an unlawful transaction – not applicable.

The Company further analyzed the accounting for the UK pension plan and concluded that there were also two errors related to prior period restructuring activities in the UK:

•	During fiscal 1998 LTX initiated a significant worldwide headcount reduction. This restructuring included the termination of 28 of the 71 UK pension plan participants. The Company has concluded that this action met the requirements of paragraph 6 of SFAS No. 88 and resulted in a curtailment loss of approximately $985,000 that should have been recognized during the fourth fiscal quarter of 1998.

Jay Webb, Reviewing Accountant

April 6, 2006

•	As part of the Company’s fiscal 1998 restructuring plan, the Company decided to divest its iPTest business in the UK, and disclosed this in the annual report on Form 10-K for fiscal 1998. The Company subsequently sold its iPTest subsidiary in the UK in fiscal 2000. These actions resulted in the termination of 19 of the remaining 43 active UK pension plan participants. The Company has concluded that this action met the requirements of paragraph 6 of SFAS No. 88 in fiscal 1998 and resulted in a curtailment loss of approximately $669,000 that should have been recognized during that period.

The Company evaluated the impact of the fiscal 1998 curtailment and concluded that it was not appropriate to recognize the cumulative $1.7 million of errors through the current period income statement as it relates to periods prior to both those included in the second fiscal 2006 quarter and those that will be included within the Annual Report for fiscal 2006 (including the five year Selected Financial Data table). As a result, the Company recorded this entry as an adjustment to retained earnings.

This treatment is consistent with the guidance in paragraph 25 of SFAS No. 154, Accounting Changes and Error Corrections (“SFAS No. 154”). SFAS No. 154 permits early adoption for error corrections made in fiscal years beginning after the date the Statement was issued. SFAS No. 154 was issued in May 2005 and the Company’s fiscal year began on August 1, 2005.

The disclosure requirements of SFAS No. 154 include:

•	That its previously issued financial statements have been restated, along with a description of the nature of the error

•	The effect of the correction on each financial statement line item and any per-share amounts affected for each prior period presented

•	The cumulative effect of the change on retained earnings or other appropriate components of equity or net assets in the statement of financial position, as of the beginning of the earliest period presented.

The Company believes that it has satisfied the disclosure requirements of SFAS No. 154 in Note 4 to the Consolidated Financial Statements which states that the Company recorded a $1.7 million adjustment to retained earnings and other long-term liabilities related to prior period pension curtailment costs.

Finally, the Company concluded that such reclassification is not material to the July 31, 2005 balance of equity of $102,848,000 (1.65%).

Jay Webb, Reviewing Accountant

April 6, 2006

If you have any questions regarding the foregoing, please call the undersigned at (781) 467-5478.

Very truly yours,

/s/ Joseph A. Hedal
Joseph A. Hedal
General Counsel

cc:	Ms. Angela J. Crane

Mr. Dennis Hult

Mr. Mark J. Gallenberger